UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2000

Commission File Number: 333-69724

DELL COMPUTER CORPORATION DEFERRED COMPENSATION PLAN
(Full title of the Plan)

DELL COMPUTER CORPORATION
(Name of issuer of the securities held pursuant to the Plan)

807 Las Cimas Parkway
Austin, Texas 78746
(Address of issuer’s principal executive offices and address of the Plan)

REQUIRED INFORMATION

Report of Independent Accountants

To the Participants and Deferred Compensation Committee
of the Dell Computer Corporation Deferred Compensation Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Dell Computer Corporation Deferred Compensation Plan (the “Plan”) at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years ended December 31, 2000, 1999 and 1998, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information required to be set forth therein when read in conjunction with the financial statements. These financial statements and financial statement schedules are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Austin, Texas
June 29, 2001

Dell Computer Corporation Deferred Compensation Plan
Statements of Net Assets Available for Benefits (in thousands)

	December 31,
	2000	1999

ASSETS

Cash and cash equivalents	$6	$6

Participant directed investments:

Dell Computer Corporation money market investments	301	334

Dell Computer Corporation common stock, at market value	3,503	7,139

Registered investment funds, at market value	29,861	23,422

Total Investments	33,665	30,895

Contributions receivable	3,684	2,198

Interest receivable	25	12

Total Assets	37,380	33,111

LIABILITIES

Unsettled trades	—	34

Accrued administrative expenses	127	132

Total Liabilities	127	166

Net assets available for benefits	$37,253	$32,945

The accompanying notes are an integral part of these financial statements.

Dell Computer Corporation Deferred Compensation Plan
Statements of Changes in Net Assets Available for Benefits (in thousands)

	For the Year Ended December 31,

	2000	1999	1998

Additions:

Additions to net assets attributed to:

Investment income:

Interest income	$247	$106	$57

Dividend income	3,236	1,094	722

Realized appreciation of investments	590	887	177

Unrealized appreciation of investments	—	4,803	2,464

Net Investment Income	4,073	6,890	3,420

Contributions:

Participant contributions	10,329	6,634	4,496

Employer contributions	309	472	289

Total Contributions	10,638	7,106	4,785

Total Additions	14,711	13,996	8,205

Deductions:

Withdrawals	(519)	(417)	(143)

Unrealized depreciation of investments	(9,752)	—	—

Administrative expenses	(132)	(126)	(190)

Total Deductions	(10,403)	(543)	(333)

Net Increase	4,308	13,453	7,872

Net assets available for benefits:

Beginning of year	32,945	19,492	11,620

End of year	$37,253	$32,945	$19,492

The accompanying notes are an integral part of these financial statements.

Dell Computer Corporation Deferred Compensation Plan
Notes to Financial Statements

Note 1 — DESCRIPTION OF THE PLAN

General — Dell Computer Corporation (the “Company”, “Plan Sponsor”) adopted the Dell Computer Corporation Deferred Compensation Plan (the “Plan”) effective May 1, 1991. The following brief description of the Plan, as amended, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a non-qualified, deferred compensation plan designed to bridge the gap between the amounts that can be contributed to the Dell Computer Corporation 401(k) Plan and the amount to tax-shelter for the year. The Plan is open to employees at the Director, Vice President, President and CEO levels. Participation in the Plan is at the election of the employee. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974.

Employee Contributions — Contributions are made to the Plan by the Company on behalf of each eligible participant based upon the participant’s elected compensation deferral through payroll deductions. The deferrals are funded by the Company at the end of each payroll period. In 2000, 1999 and 1998, eligible participants were able to contribute 1% to 100% of their eligible compensation plus 1% to 100% of any annual bonus, in whole percentages. All contributions and account balances are subject to creditors of the Company in the event of the Company’s bankruptcy.

Employer Contributions — The Company may credit a participant’s account with an amount, if any, as the Company in its sole discretion shall determine. Such credits may be made on behalf of some participants but not others, and such credits may vary in amount among individual participants. Employer contributions are made according to each participant’s fund elections. During 2000, 1999, and 1998, employer matching contributions were 3% of eligible compensation for all participants, subject to legally imposed maximum employer match limits.

Participant Terminations — Matching contributions forfeited by unvested terminated participants may be used by the Company to offset future matching contributions. At December 31, 2000 and 1999, forfeited non-vested account balances were $0 and $12,437,000, respectively. Forfeitures used to reduce employer matching contributions during 2000, 1999 and 1998 were $7,214,000, $9,850,000 and $12,518,000, respectively.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, participants will become 100% vested in their accounts.

Number of Participants — The number of participants in the Plan at December 31, 2000, 1999, and 1998 were 133, 186, and 127 participants, respectively.

Vesting — Participants are immediately vested in their contributions and earnings. A participant vests 20% in employer matching contributions after one year of service and 20% annually thereafter. If a participant is re-employed before a five-year break in service has occurred, the participant’s vesting will continue as if the break in service had not occurred.

Dell Computer Corporation Deferred Compensation Plan
Notes to Financial Statements

Administration — Plan assets are held in trust by Chase Manhattan Bank (the “Trustee”). Effective January 26, 2000, the Plan entered into a contract with Hewitt Services LLC (“Hewitt”) to serve as the Plan’s record keeper, Hewitt replaces Automatic Data Processing, Inc. as record keeper for the Plan. Administrative expenses are primarily paid by the participants of the Plan. General administrative expenses are allocated to participant accounts on a pro-rata basis of fund balances.

Grantor Trust — The Company established a Grantor (Rabbi) Trust in March 1997. The Trust shall be governed by and subject to the terms of a trust agreement entered into between the Company, as Grantor, and the Trustee.

Participant Accounts — Each participant account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings offset by Plan administrative expenses. Each day, the Trustee calculates earnings and allocates gains and losses to each participant’s account. The benefit to which a participant is entitled is limited to the participant’s vested account balance.

Investment Options — Participants may direct their account balance and future contributions to any combination of eight pre-approved funds. Participants can transfer the current balance of employee contributions among the investment options or change the direction of their future contributions daily.

The following presents investments that represent 5% or more of the Plan’s net assets (in thousands):

	December 31,

	2000	1999

Participant Directed Investments:

Dodge & Cox Stock Fund	$8,202	$6,009

Dodge & Cox Balanced Fund	2,809	2,040

STIF Money Market Fund	4,485	2,872

American Euro Pacific Growth Fund	8,388	9,013

PIMCO Total Return Fund	2,471	—

Neuberger Berman Genesis Fund	1,991	—

PBHG Growth Fund	—	1,558

Dell Computer Corporation Stock Fund	3,503	7,139

Tax Status — All income, deductions and credits under the Plan belong to the Plan Sponsor, the Company, for income tax purposes and will be included on the Plan Sponsor’s income tax returns. The Plan Sponsor pays any federal, state and local taxes on the Plan, or any part thereof, and on the income therefrom. Participants are not taxed on their benefits until withdrawn from the Plan.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan are prepared under the accrual method of accounting, in accordance with generally accepted accounting principles. The Company has adopted AICPA Statement of Position (“SOP’) 99-3, “Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters” as allowed by the SOP. The objective of SOP 99-3 is to reduce the increasing compliance burden on defined contribution plans and improve comparability of financial statement information. SOP 99-3 releases participant-directed defined contribution plans from the requirement to disclose individual fund information.

Dell Computer Corporation Deferred Compensation Plan
Notes to Financial Statements

Use of Estimates — The preparation of financial statements in accordance with generally accepted accounting principles requires the use of management’s estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at fiscal year end and the reported amounts of additions and deductions during the fiscal year. Actual results could differ from those estimates.

Risks and Uncertainties — Financial instruments which potentially subject the Plan to concentrations of credit risk consist primarily of securities in which the Plan invests. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the near-term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Cash and Cash Equivalents — The Plan considers all liquid investments with original maturities of three months or less to be classified as cash equivalents. Cash equivalents are stated at cost, which approximates market value.

Investments — Investments are recorded at acquisition cost on a trade-date basis, which includes brokerage commissions, and are revalued each business day based upon quoted market prices.

In the statement of changes in net assets available for benefits, the Plan presents the realized appreciation and depreciation on investments and the unrealized appreciation or depreciation in the fair value of investments. Net appreciation or depreciation is determined based on the difference between average cost of the investments and the market value as of each valuation date of such investment. Average cost is determined based on the weighted average cost of all investments purchased less any dispositions during the Plan year.

Registered investment fund costs at December 31, 2000 and 1999 were $29,227,000 and $19,248,000 respectively. Dell Computer Corporation Stock Fund costs at December 31, 2000 and 1999 were $6,138,000 and $3,595,000, respectively.

Distributions — Plan distributions are recorded when paid.

Note 3 — REALIZED NET APPRECIATION ON INVESTMENTS (in thousands):

The schedule below illustrates net realized gains on investments by investment type:

			Net Realized
	Proceeds	Cost	Gains

For the year ended December 31, 2000

Dell Computer Corporation Stock Fund	$6,601	$6,152	$449

Registered investment funds	10,564	10,423	141

Total	$17,165	$16,575	$590

For the year ended December 31, 1999

Dell Computer Corporation Stock Fund	$4,577	$3,849	$728

Registered investment funds	2,756	2,597	159

Total	$7,333	$6,446	$887

For the year ended December 31, 1998

Dell Computer Corporation Stock Fund	$1,329	$1,250	$79

Registered investment funds	3,075	2,977	98

Total	$4,404	$4,227	$177

Dell Computer Corporation Deferred Compensation Plan
Notes to Financial Statements

Note 4 — UNREALIZED NET APPRECIATION OR DEPRECIATION ON INVESTMENTS (in thousands):

The schedule below illustrates total unrealized net appreciation or depreciation of investments by investment type:

	For the period ended December 31,

	2000	1999	1998

Unrealized appreciation at the beginning of the period:

Dell Computer Corporation Stock Fund	$3,878	$2,676	$136

Registered investment funds	4,174	573	649

Total	$8,052	$3,249	$785

Unrealized appreciation (depreciation) for the period:

Dell Computer Corporation Stock Fund	$(6,212)	$1,202	$2,540

Registered investment funds	(3,540)	3,601	(76)

Total	$(9,752)	$4,803	$2,464

Unrealized appreciation (depreciation) at the end of the period:

Dell Computer Corporation Stock Fund	$(2,334)	$3,878	$2,676

Registered investment funds	634	4,174	573

Total	$(1,700)	$8,052	$3,249

Financial Statement Schedules

Dell Computer Corporation Deferred Compensation Plan
Schedule I — Plan Investments at December 31, 2000 (dollars in thousands)

	Shares Held	Market Value

Dodge & Cox Stock Fund	84,842	$8,202

PIMCO Total Return Fund	237,787	$2,471

Dodge & Cox Balanced Fund	44,299	$2,809

STIF Money Market Fund	4,485	$4,485

American Euro Pacific Growth Fund	267,558	$8,388

PBHG Growth Fund	98,703	$1,515

Neuberger Berman Genesis Fund	106,641	$1,991

Dell Computer Corporation Stock Fund — Dell Stock	200,914	$3,503

Dell Computer Corporation Stock Fund — Money Market	300,553	$301

Dell Computer Corporation Deferred Compensation Plan
Schedule II — Allocation of Assets and Liabilities to Investment Program
As of December 31, 2000 (in thousands)

					American		Neuberger	Dell Computer
	Dodge & Cox	PIMCO Total	Dodge & Cox	STIF Money	Euro Pacific	PBHG Growth	Berman Genesis	Corporation
	Stock Fund	Return Fund	Balanced Fund	Market Fund	Growth Fund	Fund	Fund	Stock Fund	Total

ASSETS

Cash and cash equivalents	$6	$—	$—	$—	$—	$—	$—	$—	$6

Investments:

Dell Computer Corporation money market investments	—	—	—	—	—	—	—	301	301

Dell Computer Corporation common stock, at market value	—	—	—	—	—	—	—	3,503	3,503

Registered investment funds at market value	8,202	2,471	2,809	4,485	8,388	1,515	1,991	—	29,861

Total Investments	8,202	2,471	2,809	4,485	8,388	1,515	1,991	3,804	33,665

Contributions receivable	896	272	308	495	913	165	218	417	3,684

Interest Receivable	—	—	—	23	—	—	—	2	25

Total Assets	9,104	2,743	3,117	5,003	9,301	1,680	2,209	4,223	37,380

LIABILITIES

Unsettled trades	—	—	—	—	—	—	—	—	—

Accrued administrative expenses	53	5	10	4	46	2	2	5	127

Total liabilities	53	5	10	4	46	2	2	5	127

Net assets available for benefits	$9,051	$2,738	$3,107	$4,999	$9,255	$1,678	$2,207	$4,218	$37,253

Dell Computer Corporation Deferred Compensation Plan
Schedule II — Allocation of Assets and Liabilities to Investment Program
As of December 31, 1999 (in thousands)

					American		Neuberger	Dell Computer
	Dodge & Cox	PIMCO Total	Dodge & Cox	STIF Money	Euro Pacific	PBHG Growth	Berman Genesis	Corporation
	Stock Fund	Return Fund	Balanced Fund	Market Fund	Growth Fund	Fund	Fund	Stock Fund	Total

ASSETS

Cash and cash equivalents	$6	$—	$—	$—	$—	$—	$—	$—	$6

Investments:

Dell Computer Corporation money market investments	—	—	—	—	—	—	—	334	334

Dell Computer Corporation common stock at market value	—	—	—	—	—	—	—	7,139	7,139

Registered investment funds at market value	6,009	1,227	2,040	2,872	9,013	1,558	703	—	23,422

Total Investments	6,009	1,227	2,040	2,872	9,013	1,558	703	7,473	30,895

Contribution Receivable	422	87	144	203	634	114	46	548	2,198

Interest Receivable	—	—	—	11	—	—	—	1	12

Total Assets	6,437	1,314	2,184	3,086	9,647	1,672	749	8,022	33,111

LIABILITIES

Unsettled trades	—	—	—	—	—	—	—	34	34

Accrued administrative expenses	39	5	10	9	50	4	1	14	132

Total Liabilities	39	5	10	9	50	4	1	48	166

Net assets available for benefits	$6,398	$1,309	$2,174	$3,077	$9,597	$1,668	$748	$7,974	$32,945

Dell Computer Corporation Deferred Compensation Plan
Schedule III — Allocation of Income and Changes in Plan Equity to Investment Program
For the Year Ended December 31, 2000 (in thousands)

					American		Neuberger	Dell Computer
	Dodge & Cox	PIMCO Total	Dodge & Cox	STIF Money	Euro Pacific	PBHG Growth	Berman Genesis	Corporation
	Stock Fund	Return Fund	Balanced Fund	Market Fund	Growth Fund	Fund	Fund	Stock Fund	Total

Additions:

Additions to net assets attributed to:

Investment income:

Interest income	$—	$—	$—	$227	$—	$—	$—	$20	$247

Dividend income	1,366	125	444	—	928	264	109	—	3,236

Realized appreciation (depreciation) of investments	60	(1)	(12)	—	172	(96)	18	449	590

Net Investment Income	1,426	124	432	227	1,100	168	127	469	4,073

Contributions:

Participant contributions	2,044	747	736	2,692	1,592	395	753	1,370	10,329

Employer contributions	64	26	22	88	74	9	28	(2)	309

Total Contributions	2,108	773	758	2,780	1,666	404	781	1,368	10,638

Total Additions	3,534	897	1,190	3,007	2,766	572	908	1,837	14,711

Deductions:

Withdrawals	(163)	(3)	(58)	(128)	(94)	(35)	(6)	(32)	(519)

Unrealized appreciation (depreciation) of investments	(303)	106	(78)	—	(2,863)	(653)	251	(6,212)	(9,752)

Administrative expenses	(39)	(6)	(10)	(9)	(35)	(7)	(6)	(20)	(132)

Total Deductions	(505)	97	(146)	(137)	(2,992)	(695)	239	(6,264)	(10,403)

Net increase (decrease) in assets prior to interfund transfers	3,029	994	1,044	2,870	(226)	(123)	1,147	(4,427)	4,308

Interfund transfers	(376)	435	(111)	(948)	(116)	133	312	671	—

Net Increase (Decrease)	2,653	1,429	933	1,922	(342)	10	1,459	(3,756)	4,308

Net assets available for benefits:

Beginning of year	6,398	1,309	2,174	3,077	9,597	1,668	748	7,974	32,945

End of year	$9,051	$2,738	$3,107	$4,999	$9,255	$1,678	$2,207	$4,218	$37,253

Dell Computer Corporation Deferred Compensation Plan
Schedule III — Allocation of Income and Changes in Plan Equity to Investment Program
For the Year Ended December 31, 2000 (in thousands)

					American		Neuberger	Dell Computer
	Dodge & Cox	PIMCO Total	Dodge & Cox	STIF Money	Euro Pacific	PBHG Growth	Berman Genesis	Corporation
	Stock Fund	Return Fund	Balanced Fund	Market Fund	Growth Fund	Fund	Fund	Stock Fund	Total

Additions:

Additions to net assets attributed to:

Investment income:

Interest income	$6	$—	$—	$85	$—	$—	$—	$15	$106

Dividend income	449	70	188	—	333	50	4	—	1,094

Unrealized appreciation (depreciation) of investments	381	(64)	(21)	—	2,583	670	52	1,202	4,803

Realized appreciation (depreciation) of investments	110	(8)	7	—	46	(1)	5	728	887

Net Investment Income	946	(2)	174	85	2,962	719	61	1,945	6,890

Contributions:

Participant contributions	1,111	356	441	1,372	1,123	148	599	1,484	6,634

Employer contributions	71	22	38	124	151	7	29	30	472

Total Contributions	1,182	378	479	1,496	1,274	155	628	1,514	7,106

Total Additions	2,128	376	653	1,581	4,236	874	689	3,459	13,996

Deductions:

Withdrawals	(108)	(1)	(61)	(72)	(11)	—	—	(164)	(417)

Administrative expenses	(39)	(4)	(11)	(12)	(40)	(4)	(2)	(14)	(126)

Total Deductions	(147)	(5)	(72)	(84)	(51)	(4)	(2)	(178)	(543)

Net increase in assets prior to interfund transfers	1,981	371	581	1,497	4,185	870	687	3,281	13,453

Interfund transfers	(475)	(60)	252	353	784	(29)	(305)	(520)	—

Net Increase	1,506	311	833	1,850	4,969	841	382	2,761	13,453

Net assets available for benefits:

Beginning of year	4,892	998	1,341	1,227	4,628	827	366	5,213	19,492

End of year	$6,398	$1,309	$2,174	$3,077	$9,597	$1,668	$748	$7,974	$32,945

Dell Computer Corporation Deferred Compensation Plan
Schedule III — Allocation of Income and Changes in Plan Equity to Investment Program
For the Year Ended December 31, 1998 (in thousands)

					American		Neuberger	Dell Computer
	Dodge & Cox	PIMCO Total	Dodge & Cox	STIF Money	Euro Pacific	PBHG Growth	Berman Genesis	Corporation
	Stock Fund	Return Fund	Balanced Fund	Market Fund	Growth Fund	Fund	Fund	Stock Fund	Total

Additions:

Additions to net assets attributed to:

Investment income:

Interest income	$—	$—	$—	$46	$—	$—	$—	$11	$57

Dividend income	383	75	97	—	157	—	10	—	722

Unrealized appreciation (depreciation) of investments	(248)	(12)	(55)	—	255	(12)	(4)	2,540	2,464

Realized appreciation (depreciation) of investments	23	1	15	2	65	(7)	(1)	79	177

Net Investment Income	158	64	57	48	477	(19)	5	2,630	3,420

Contributions:

Participant contributions	900	270	442	510	460	399	229	1,286	4,496

Employer contributions	59	13	28	36	106	5	18	24	289

Total Contributions	959	283	470	546	566	404	247	1,310	4,785

Total Additions	1,117	347	527	594	1,043	385	252	3,940	8,205

Deductions:

Withdrawals	(71)	(11)	(31)	(7)	(10)	—	—	(13)	(143)

Administrative expenses	(54)	(8)	(13)	(13)	(47)	(7)	(2)	(46)	(190)

Total Deductions	(125)	(19)	(44)	(20)	(57)	(7)	(2)	(59)	(333)
Net increase in assets prior to interfund transfers	992	328	483	574	986	378	250	3,881	7,872

Interfund transfers	(72)	89	(171)	(265)	(3)	20	116	286	—

Net Increase	920	417	312	309	983	398	366	4,167	7,872

Net assets available for benefits:

Beginning of year	3,972	581	1,029	918	3,645	429	—	1,046	11,620

End of year	$4,892	$998	$1,341	$1,227	$4,628	$827	$366	$5,213	$19,492

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DELL COMPUTER CORPORATION DEFERRED COMPENSATION PLAN

		By:	Benefits Administration Committee of the Dell Computer Corporation Deferred Compensation Plan

Date:	September 20, 2001		By:	/s/ THOMAS B. GREEN
Thomas B. Green Chairman of Benefits Administration Committee

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION

23	Consent of Independent Accountants